Press Release
[Graphic omitted] Ahold
                                                  Royal Ahold
                                                  Corporate Communications



                                           Date:  September 30, 2003
                           For more information:  +31 75 659 57 20



Ahold to announce 2002 results on Thursday, October 2, 2003

Zaandam, The Netherlands, September 30, 2003 - Ahold today announced that it will issue a press release on its audited consolidated fiscal year 2002 financial statements and restated financial statements for fiscal years 2001 and 2000 on Thursday, October 2, 2003 at 8:00 a.m. CET. A press conference will be held at 10:30 a.m. CET on the same day, followed by an analyst meeting at 2:00 p.m. CET.

Ahold will submit audited consolidated fiscal year 2002 financial statements to its syndicate of banks after the close of trading hours of both Euronext Amsterdam and the New York Stock Exchange on Wednesday, October 1, 2003. Delivery of its audited consolidated fiscal year 2002 financial statements is a condition under Ahold's EUR 2.65 billion credit facility negotiated in March 2003. The syndicate of banks has agreed to this deferral of one day (i.e. from September 30, 2003) of delivery of financial statements in connection with Ahold's credit facility and the unsecured tranche of USD 915 million.

On September 30, 2003, Ahold will pay in full in cash as planned its Euro 678 million convertible subordinated notes that mature on that date.


Ahold Corporate Communications:  +31.75.659.57.20



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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. The forward-looking statements include, but are not limited to, expectations as to the timing for the delivery of audited consolidated fiscal year 2002 financial statements and statements as to the expected timing of the redemption of certain convertible notes. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
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                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302